

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2024

Jessica Betjemann
Executive Vice President and Chief Financial Officer
Gogo Inc.
105 Edgeview Drive, Suite 300
Broomfield, CO 80021

> **Re: Gogo Inc.**
> **Form 10-K for the year ended December 31, 2023**
> **File No. 001-35975**

Dear Jessica Betjemann:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology